August 21, 2009

Ms. Tia Jenkins,
Senior Assistant Chief Accountant,
Office of Beverages, Apparel and Health Care Services,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Coca-Cola Hellenic Bottling Company S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed June 30, 2009,
File No. 001-31466 (“2008 Form 20-F”)

Dear Ms. Jenkins:

Thank you for your letter dated August 10, 2009 which we received on August 10, 2009 (the “Comment Letter”).

We note that the Staff has provided two comments on the above-referenced filing.  We have reproduced in this letter those comments in italicized text and have furnished Coca-Cola Hellenic’s response immediately following each comment to facilitate the Staff’s review. Capitalized terms used but not defined in this letter have the meanings assigned to them in the 2008 Form 20-F.

Comment Letter dated August 10, 2009

Consolidated Cash Flow Statements, page F-3

1.              We note that you determine net cash from operating activities by adjusting operating profit. Paragraph 20 of IAS 7 indicates that net cash flow from operating activities under the indirect method is determined by adjusting profit or loss, and we believe that based on paragraph 11(a) of IAS 8, registrants should look to paragraph 88 of IAS 1 for the definition of “profit or loss” in applying the provisions of IAS 7. Please confirm that you will adjust profit in determining net cash from operating activities in future filings, or tell us how you believe your current presentation complies with the provisions of IAS 7.

Our practice has been to derive net cash from operating activities by adjusting operating profit. We believe this to be useful to investors, as it provides them with a reconciliation of operating profit to adjusted EBITDA, before adjusting for the remaining items in order to arrive at net cash from operating activities. As can be seen in our Form 20-F, Item 5 — Key financial results, operating profit and adjusted EBITDA are two of our key financial indicators. We note the Commission’s request and hereby confirm that we will adjust profit in determining net cash from operating activities in future filings on Form 20-F.

2.              We note that you classify interest received as a financing activity. Please tell us how you considered paragraph 33 of IAS 7 with regards to the classification of interest received.

Our practice for the past years has been to maintain low cash balances and, as a result, we have not had material amounts of interest received in the past. For the years ended December 31, 2008, 2007 and 2006 the amounts of interest received were €10.1 million, €11.2 million and €11.8 million respectively, which represent 2.3%, 4.4% and 10.6% of our financing activities (excluding interest received) and 1.3%, 1.6% and 2.1% of our investing activities for these years respectively. Interest received was classified as a financing activity based on our assumption that any interest received on cash held was at the expense of paying down our long term debt obligations and would therefore impact financing activities. Our outlook around maintaining cash balances has, however, changed in the current year.  We have therefore modified our disclosure accordingly. More specifically, in both our 2009 first quarter and half year earnings releases we have classified interest received within investing activities. As a result, we also confirm that we will present interest received within investing activities in future filings on Form 20-F.

We hope that the foregoing is appropriately responsive to your comments.

We hereby acknowledge that:

•                 The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact the undersigned by telephone at +30 (210) 618 3137 or by facsimile at: +30 (210) 618 3378.

Yours sincerely,

/s/Jan Gustavsson

Jan Gustavsson
General Counsel,
Director of Strategic Development and Company Secretary